Everett SpinCo, Inc.

3000 Hanover Street

Palo Alto, California

December 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Maryse Mills-Apenteng

Re:	Everett SpinCo, Inc.
Withdrawal of Registration Statement on Form 10-12G
Filed on November 2, 2016 and amended on December 7, 2016
File No. 000-55712

Ladies and Gentlemen:

On behalf of Everett SpinCo, Inc. (the “Company”), we hereby request that the Registration Statement on Form 10-12G, together with all exhibits thereto (File No. 000-55712), originally filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2016, and subsequently amended on December 7, 2016 (as amended, the “Registration Statement”), be withdrawn effective immediately. If not withdrawn, the Initial Registration Statement would automatically become effective on January 1, 2017, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. Following the withdrawal, the Company intends to file a new Registration Statement on Form 10-12G (the “Replacement Registration Statement”) with the Commission. The Replacement Registration Statement will include current financial information and address the further comments of the staff of the Commission, but is otherwise expected to be identical to the Initial Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of such order to Andrew Fabens of Gibson, Dunn & Crutcher LLP, via email at afabens@gibsondunn.com or via facsimile at (212) 351-5237.

Should you have any questions regarding this request for withdrawal, please contact Mr. Fabens by telephone at (212) 351-4034.

Very truly yours,

/s/ Rishi Varma
Rishi Varma President and Secretary Everett SpinCo, Inc.

cc:	Gabriel Eckstein, Securities and Exchange Commission
Barbara C. Jacobs, Securities and Exchange Commission
Stephen Krikorian, Securities and Exchange Commission
Laura Veator, Securities and Exchange Commission
Andrew Fabens, Gibson, Dunn & Crutcher LLP
A. Peter Harwich, Allen & Overy LLP

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